# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CHEMUNG FINANCIAL CORP, CIK 0000763563
CUSIP: 164024101
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: One Chemung Canal, Plaza Elmira, New York (NY), 14901
Date of event which requires filing of this statement: 12/31/2020
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001183782

## Reporting persons
- Dalrymple Family Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 272,018; sole dispositive power 0; shared dispositive power 272,018; aggregate amount beneficially owned 272,018 (5.7% of the class)
- Henry M. Dalrymple: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 272,018; sole dispositive power 0; shared dispositive power 272,018; aggregate amount beneficially owned 272,018 (5.7% of the class)
- Matthew D. Dalrymple: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 272,018; sole dispositive power 0; shared dispositive power 272,018; aggregate amount beneficially owned 272,018 (5.7% of the class)

## Item 1. Issuer
Name of issuer: CHEMUNG FINANCIAL CORP
Address of issuer's principal executive offices: One Chemung Canal Plaza Elmira, NY 14901

## Item 2. Person Filing
Name of person filing: The information required by Item 2(a) is set forth in Row 1 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Address of principal business office or, if none, residence:
The address of Dalrymple Family Limited Partnership is:

2105 South Broadway
Pine City, NY 14871

The address of Henry M. Dalrymple is:

990 County Rt. 64
Elmira, NY 14903

The address of Matthew D. Dalrymple is:

2115 Stephens Pl., Ste.210
New Braunfels, TX 78130
Citizenship: The information required by Item 2(c) is set forth in Row 4 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The shares set forth in Item 4 are held for the benefit of general and limited partners of Dalrymple Family Limited Partnership, none of whom has the right to receive, or the power to direct the receipt of, dividends or sale proceeds from more than 5% of the class of securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Dalrymple Family Limited Partnership: /s/ Henry M. Dalrymple, Henry M. Dalrymple/General Partner (02/13/2026)
- Henry M. Dalrymple: /s/ Henry M. Dalrymple, Henry M. Dalrymple (02/13/2026)
- Matthew D. Dalrymple: /s/ Matthew D. Dalrymple, Matthew D. Dalrymple (02/13/2026)